

February 9, 2011

Mr. Rick Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

      Re: **First Cash Financial Services, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 15, 2010
             File No. 000-19133

Dear Mr. Wessel:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Andrew D. Mew

                    Andrew D. Mew
                    Accounting Branch Chief